Exhibit 99.121

FORM 72-503F

REPORT OF DISTRIBUTIONS OUTSIDE CANADA

Instructions:

1.	An issuer that is required to complete this Form must do so through the online e-form available at http://www.osc.gov.on.ca.

2.	Security codes: Wherever this form requires disclosure of the type of security, use the following security codes:

Security code	Security type
BND	Bonds
CER	Certificates (including pass-through certificates, trust certificates)
CMS	Common shares
CVD	Convertible debentures
CVN	Convertible notes
CVP	Convertible preferred shares
DCT	Digital coins or tokens
DEB	Debentures
DRS	Depository receipts (such as American or Global depository receipts/shares)
FTS	Flow-through shares
FTU	Flow-through units
LPU	Limited partnership units and limited partnership interests (including capital commitments)
MTG	Mortgages (other than syndicated mortgages)
NOT	Notes (include all types of notes except convertible notes)
OPT	Options
PRS	Preferred shares
RTS	Rights
SMG	Syndicated mortgages
SUB	Subscription receipts
UBS	Units of bundled securities (such as a unit consisting of a common share and a warrant)
UNT	Units (exclude units of bundled securities, include trust units and mutual fund units)
W NT	Warrants (including special warrants)
OTH	Other securities not included above (if selected, provide details of security type in Item 7d)

3.	Distributions by more than one issuer of a single security: If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) in section 1c) other than the issuer named in section 1a).

1. Full name, address and telephone number of the Issuer.

a) Full name of issuer
DEFI TECHNOLOGIES INC.

b) Head office address			
Street address	333 Bay ST Suite 2400	Province/State	ONTARIO
Municipality	TORONTO	Postal code/Zip code	M5H 2T6
Country	CANADA	Telephone number	4168612267

c) Full legal name(s) of co-issuer(s) (if applicable)

2. Type of security, the aggregate number or amount distributed and the aggregate purchase price.

Types of securities distributed

Provide the following information for all distributions of securities relying on an exemption from section 2.3 or 2.4 of the Rule on a per security basis. Refer to section 2 of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.

Convertible/ exchangeable security code			CUSIP number (if applicable)	Description of security	Number of securities	Canadian $ Single or lowest price	Canadian $ Highest price	Canadian $ Total amount
C	M	S	244916102		186,034.00	4.26		792,504.00

If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.

Security code			Underlying Security code			Exercise price (Canadian $) Lowest	Exercise price (Canadian $) Highest	Expiry date (YYYY-MM-DD)	Conversion ratio	Describe other terms (if applicable)

3. Date of distribution(s).

Distribution date

State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.

	YYYY	MM	DD
Start date	2025	3	6
End date	2025	3	6

4. **State the name and address of any person acting as dealer or underwriter (including an underwriter that is acting as agent) in connection with the distribution(s) of the securities.**

Dealer and underwriter information

Full legal name

Street address

Municipality | Province/State

Country | Postal code/Zip code

Telephone number | Website *(if applicable)*

Dealer and underwriter information

Full legal name

Street address

Municipality | Province/State

Country | Postal code/Zip code

Telephone number | Website *(if applicable)*

Dealer and underwriter information

Full legal name

Street address

Municipality | Province/Stat

Country | e Postal code/Zip

Telephone number | code *(if applicable)*

Dealer and underwriter information

Full legal name

Street address

Municipality | Province/State

Country | Postal code/Zip code

Telephone number | Website *(if applicable)*

5. Certification

Certification
Provide the following certification and business contact information of an officer, director or agent of the issuer. If the issuer is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund. *The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer to prepare and certify the report on behalf of the issuer. If the report is being certified by an agent on behalf of the issuer, provide the applicable information for the agent in the boxes below.* *The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.*

Securities legislation requires an issuer that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution.

By completing the information below, I certify, on behalf of the issuer/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete.

Name of issuer/investment fund manager/agent	DEFI TECHNOLOGIES INC.		
Full legal name	CHOI (Family name)	KENNY (First given name)	(Secondary given names)
Title	CORPORATE SECRETARY		
Telephone number	4168612267	Email address	KCHOI@DEFI.TECH
Signature	Kenny Choi	Date	2025 (YYYY) / 3 (MM) / 10 (DD)